

Piengchai Pookakupt,Ph.D.
Executive Vice President


RECD S.E.C.
MAR 1 1 2005
1086


60 Years
ธนาคารกสิกรไทย
KASIKORNBANK

12g3-2(b) File No.82-4922

Ref No. CN. 173/2005

March 10, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


05006450

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

Yours sincerely,

P. Pookakupt

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 3462

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 3462

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷1号，
邮政编码 10140
电话：(66) 2222 0000 传真：(66) 2470 3462

3/16




60 Years
ธนาคารกสิกรไทย
KASIKORNBANK

Ref. CN. 2025/2005

March 10, 2005

To : The President
The Stock Exchange of Thailand

Subject : *Notification of Resolutions of* KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors' Meeting No.4/2548

The Board of Directors' Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.4/2548 held on March 10, 2005 has resolved on the following significant matters which can be summarized as follows:

1. The Board of Directors' Meeting deemed it expedient to propose to the Meeting of Shareholders to consider electing Dr. Edward Suning Tian (Biography per Annex 1) whom has been considered and selected by the Human Resources and Remuneration Committee as an additional director of the Bank. The increase of the Bank's directors is within the extent provided in Article 9, paragraph one of the Bank's Articles of Association.

2. The Board of Directors' Meeting deemed it expedient to propose to the Meeting of Shareholders to approve the Board of Directors' remuneration which remain at the same rate as approved by the General Meeting of Shareholders No. 90, as well as to approve the remuneration for the newly elected director at the same rate as other directors, i.e., director fee of Baht 70,000 per month and the Board of Directors' special bonus at the same rate as other directors, as recommended by the Human Resources and Remuneration Committee.

3. The Board of Directors' Meeting approved the addition to the agendas of the General Meeting of Shareholders No. 93 from that given in the Notification of the Resolutions of the Board of Directors' Meeting No. 3/2548 advising the agendas of the General Meeting of Shareholders No. 93.

Thus, the agendas of the General Meeting of Shareholders No. 93 scheduled to be held on Friday, April 8, 2005 at 14.00 hours at the Bank's Head Office No. 1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok Metropolis, are as follows:

1. To consider adopting the Minutes of the Extraordinary Shareholders' Meeting No.1/2547 held on November 5, 2004
   Board of Directors' opinion: It is considered appropriate for the Meeting of the Shareholders to adopt the Minutes of the Extraordinary Shareholders' Meeting No.1/2547 held on November 5, 2004

2. To acknowledge the Board of Directors' report on businesses in the year 2004

.../2

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 1144-5
www.kasikornbank.com

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 1144-5
www.kasikornbank.com

泰华农民银行总行
[illegible]
邮政编码 10140
电话:(66) 2222 0000 传真:(66) 2470 1144-5
www.kasikornbank.com



3. To consider approving the Balance Sheet and the Statement of Income for the year ended December 31, 2004
Board of Directors' opinion: It is considered appropriate for the Meeting of the Shareholders to approve the Balance Sheet and the Statement of Income for the year ended December 31, 2004 which have been considered by the Audit Committee and have been audited by the auditor.

4. To consider approving the appropriation of profit from the operating results of 2004 and dividends payment
Board of Directors' opinion: It is considered appropriate for the Meeting of the Shareholders to approve the appropriation of profit from the operating results of 2004 and dividends payment as follows:

Legal reserve	Baht	770,000,000
Dividends on ordinary shares	Baht	2,369,894,567

(Baht 1.00 per share, being 15.45 per cent of the 2004 net profit)
The dividends will be paid by April 18, 2005 to shareholders registered in the Register of Shareholders on March18, 2005 at 12.00 hours.
According to the dividend payment policy, the Bank will take into consideration its operating results as well as long-term returns to shareholders. The Board of Directors deemed that the rate of dividends specified above is appropriate for its remaining strong capital funds to accommodate continuous growth and business expansion.

5. To consider electing directors to replace those retiring by rotation
Board of Directors' opinion: The Board of Directors, exclusive of the nominated directors, approved the proposal of the Human Resources and Remuneration Committee, and resolved to propose to the Meeting of the Shareholders to re-elect Mr.Banyong Lamsam, Pol.Gen.Pow Sarasin, Professor Dr.Yongyuth Yuthavong, Mrs.Elizabeth Sam, Mr.Chaisak Saeng-Xuto, and Dr.Schwin Dhammanungune who have to retire by rotation, as the Bank's directors for another term.

6. To consider electing an additional director
Board of Directors' opinion: It is considered appropriate for the Meeting of the Shareholders to elect Dr. Edward Suning Tian (Biography per Annex 1), who has been considered and selected by the Human Resources and Remuneration Committee, as an additional director of the Bank. The increase of the Bank's directors is within the extent provided in Article 9, paragraph one of the Bank's Articles of Association.

.../3



7. To consider fixing the remuneration for directors.
   Board of Directors' opinion: In compliance with Corporate Governance Principles, it is considered appropriate for the Meeting of the Shareholders to approve the Board of Directors' remuneration which remain at the same rate as approved by the General Meeting of Shareholders No. 90, as well as to approve the remuneration for the newly elected director, per previous agenda, at the same rate as other directors, i.e., director fee of Baht 70,000 per month and the Board of Directors' special bonus at the same rate as other directors, as recommended by the Human Resources and Remuneration Committee.

8. To consider the appointment and fixing of remuneration of the auditors
   Board of Directors' opinion: It is considered appropriate for the Meeting of the Shareholders to appoint Mr.Supoj Singhasaneh or Mr.Winid Silamongkol or Mr.Thirdthong Thepmongkorn or Mrs.Wilai Buranakittisopon of KPMG Phoomchai Audit Limited as the Bank's auditor, and to fix the remuneration of the auditor for the year 2005 totaling Baht 10,600,000 as proposed by the Audit Committee.

9. To consider the amendment of resolution of the Extraordinary Shareholders' Meeting No.1/2541 held on September 29, 1998 regarding the issuance and sales of debentures of the Bank
   Board of Directors' opinion: It is considered appropriate for the Meeting of the Shareholders to approve the amendment of the resolution of the Extraordinary Shareholders' Meeting No.1/2541 held on September 29, 1998 adopted in agenda no. 8 which authorized the Bank and/or its branches to issue and offer for sale debentures in various forms within the limit of US$ 3 billion so as to ensure that the Bank' debentures would be duly issued in accordance with the amended rules and the change in management structure of the Bank as well as to accommodate the changing demand of investors. The resolution was requested to be amended to read as follows:

   "Approval be granted for the Bank to mobilize funds for use in the business of the Bank by way of issuing and offering for sale by the Bank and/or its branches debentures in all types and all forms within the limit of US$ 3 billion, including debentures issued but not yet redeemed at any time. This shall be under the Bank's discretion and subject to the need to use any such fund as well as the following conditions:

.../4



Types	:	All types and forms of debentures (including but not limited to subordinated debentures, unsubordinated debentures, secured debentures, unsecured debentures and/or derivatives debentures) depending on market condition at such time the debentures are to be issued and offered.
Amount and Currency	:	The principal amount of debentures, including debentures issued but not yet redeemed at any time shall not exceed US$ 3 billion. The debentures may be issued in US currency, Thai currency or other currency in equivalent amount based on an exchange rate prevailing at such time the debentures are issued and offered.
Offer for Sale	:	The debentures shall be offered for sale to the public and/or on a private placement basis, and/or to institutional investors in Thailand and/or overseas according to the notifications of the SEC and/or the Office of the SEC and/or other relevant rules and regulations in force at the time the debentures are issued and offered. The debentures may be offered to investors of any type and may be offered in whole or in part, and/or as a program, and/or in a revolving nature. The debentures may be issued and offered separately from, in combination of, or together with other securities.
Interest Rate or Yield	:	Interest or yield shall depend on market condition at such time the debentures are issued and offered or be in accordance with the terms and conditions of the debentures issued at such time. This shall also be subject to the notifications of the SEC or the Office of the SEC and/or other relevant notifications, rules and regulations in force at such time the debentures are issued and offered.

.../5



Redemption Period	: Redemption period shall depend on market condition at such time the debentures are issued and offered or upon dissolution of the Bank.
Early Redemption	: Debentureholders may or may not have the right to request the Bank to redeem any issued debentures prior to the redemption period. The Bank may or may not have the right to make early redemption. This shall be subject to the terms and conditions of the debentures issued at such time.

Furthermore, it is considered appropriate for the Meeting of the Shareholders to entrust the Board of Directors or a person or persons designated by the Board of Directors with power and authority to determine the details in connection with debentures, among other things, types, names, interest rates, maturity, redemption period as well as details regarding an offer for sale including but not limited to price, method and period to offer and allot such debentures; and to entrust the Board of Directors, the Management Committee, Chief Executive Officer, President or other person as designated by such persons or person, with the following power and authority:

(a) To appoint financial advisors, and/or underwriter, and/or credit rating agencies to rate credit of issuer/and or securities, and/or other person where such appointment is required under related rules and regulations or in any event as they deem fit.

(b) To contact, negotiate, enter into, execute, and amend contracts and/or documents as well as to contact, furnish information, submit documentation and evidence to the Office of the SEC, the Bank of Thailand, the Stock Exchange of Thailand and/or other agency involved with issuance and offer of such debentures and to do any and all relevant or necessary acts and things as they deem fit.

10. To consider the amendment of Clause 3. of the Bank's Memorandum of Association regarding objectives of the Company (details of which are shown in Annex 2)

Board of Directors' opinion: It is considered appropriate for the Meeting of the Shareholders to approve the amendment of Clause 3. of the Bank's Memorandum of Association regarding objectives of the Company as per the proposed details.



The proposed amendment aim for the addition of certain objectives, for clarity and coverage to other businesses in relation to or in connection with commercial banking businesses.

11. Other Businesses (if any)

The closing date of the Bank's share register book for determining the right to attend the General Meeting of Shareholders No. 93 and the right to receive dividend is as from 12:00 hours of March 18, 2005 onward until the General Meeting of Shareholders No. 93 is finished.

Please be informed accordingly.

Yours sincerely,

(Ms. Tida Samalapa)
Secretary to the Board of Directors

Encl:

Executive Secretary and Shareholders Registration Division.
Corporate Communication and Administration Department
Tel. 0 2470 2664 - 7

Annex 1



Name	:	Dr. Edward Suning Tian
Age	:	42
Nationality	:	Chinese
Education	:	- Ph.D. (Natural Resource Management) Texas Tech University, U.S.A. - M.S. (Ecology) Chinese Academy of Sciences, China
Position	:	- Vice President China Network Communications Group Corporation - Chief Executive Officer China Netcom Group Corporation (Hong Kong) Limited - Vice Chairman PCCW Limited
Experience	:	- Possession of extensive experience and knowledge in the telecommunication industry as well as international financing and acquisition. - Adoption of leading-edge corporate governance among Chinese telecom operators - Co-founder and Chief Executive Officer of AsiaInfo Holding Inc., the first Internet Technology provider in China
Awards	:	- One of Top 10 Entrepreneurs of 2000 by **Red Herring** - "Global Leader for Tomorrow" in 1998 by the **World Economic Forum** - One of Top 10 Internet Figures of China by **AsiaWeek** - "Stars of Asia" by **Asia BusinessWeek**

Proposed Amendment of Clause 3. of the Bank's Memorandum of Association regarding the Objectives of the Company

Former	New	Reasons
Clause 3. The objectives of the Company are concluded in 24 Clauses as follows:	Clause 3. The objectives of the Company are concluded in 27 Clauses as follows:	- Clauses (1), (6) - (7), (9) - (12), (16), (18), (20) - (22) of the objectives remain unchanged - To amend Clauses (2) – (5), (8), (13) – (15), (17), (19) - To add Clauses (23) – (25) - To move the original Clause (23) to Clause (26) and have it amended - To move the original Clause (24) to Clause (27) - To cover the businesses presently operated or to be operated by the Bank as permitted or to be permitted by laws or the Bank of Thailand.
(1) To carry on in Thailand and in other countries the business of banking at Head Office and all branches, and to transact and do all matters and things incidental thereto, or which may at anytime hereafter, at any place where the company shall carry on business, be usual in connection with the business of banking, or dealing in money, or securities for money.	(1) same	
(2) To procure capital for, or make advances or lend money to persons, partnerships or companies, the purpose of which would be to carry into effect any objective furthering agriculture, forestry, or other business, secured with either fixed or movable collateral or a combination of the two, or by cash deposits, credit or other accounts, or insurance policies, corporate bonds, debentures, bills of exchange, promissory notes, letters of credit, or other financial paper, or as receivables due from any lawfully conducted business, or deeds on real estate, various wares, merchandise or equipment, bills of sale and lading, delivery orders, bonded warehouse certificates, dock warrants, or other mercantile indicia or tokens, gold and silver bullion, stock or shares.	(2) To procure capital for, or make advances or lend or jointly lend money to persons, partnerships or companies, or any juristic persons with or without security, ~~the purpose of which would be to carry into effect any objective furthering agriculture, forestry, or other business, secured with~~ which security may be either fixed or movable collateral or a combination thereof , or ~~by~~ right of claim on cash deposits, credit or other accounts, or insurance policies, corporate bonds, debentures, bills of exchange, promissory notes, letters of credit, or other right of claim, or other rights, or other ~~financial paper~~ obligations, or as receivables due from any lawfully conducted business, or deeds on real estate, various wares, merchandise or equipment, bills of ~~sale~~ transfer of ownership and lading, delivery orders, bonded warehouse certificates, dock	- To cover products and services of commercial banking businesses, and to adjust for proper wordings

Former	New	Reasons
	warrants, or other mercantile indicia or tokens ~~gold and silver bullion, stock or shares~~, including notes, instruments or any documents issued by banks, financial institutions, or persons which can be used as security.	
(3) To receive monies for deposit into current or fixed deposit accounts, with or without allowance of interest and to employ such money for the making of loans, purchases, sales or collections of money against bills of exchange or any other negotiable instruments, or for other matters within the objectives of the company.	(3) To receive monies for deposit into current, savings, fixed or other deposit accounts, including acceptance of monies as deposits through the issuance of depository notes or other instrument of rights, with or without allowance of interest and to employ such money for making of loans, purchase, sale or collection of money against bills of exchange or any other negotiable instruments, or for other matters within the objectives of the company.	- To cover the deposit products of commercial banks
(4) To accept for safekeeping valuables, documents, and other properties for safekeeping, with or without payment in consideration for such service.	(4) To accept, maintain or manage valuables, documents, any types of properties, rights and other interests by any means, including the management of all kinds and types of business for any persons, groups of persons, funds, organizations, or other agencies in both the public and private sectors within the country and abroad, as well as to provide consulting and advisory services, services of provision of information, data, analyses, project planning, advice on finance and investment, or consulting services related to the buy/sale of business, mergers and/or acquisitions, listing of company or securities in the Stock Exchange or any securities trading center, including the operation or rendering of all kinds of services pertinent to financial and investment businesses, both in Thailand and elsewhere.	- To cover business related to commercial banking businesses
(5) To carry on the business of discounting bills, dealing in currency exchange, and securities.	(5) To carry on the business of purchasing, selling, purchasing with a discount, selling with a discount or disposing of by any means, foreign currencies, bonds, treasury bills, bills, letters of credit, warrants or other financial instruments, debt instruments, including any instruments or evidences of right, or any other instruments, shares,	- To cover business related to commercial banking businesses

Former	New	Reasons
	debentures, unit trusts, and all kinds and types of securities.	
(6) To deal in, assay and refine precious metals (gold and silver).	(6) same	
(7) To invest money in such manner as may from time to time be thought proper	(7) same	
(8) To act as agents for the sale and purchase of stock, shares, Thai Government Bonds, foreign government Bonds, or securities or for any other monetary or mercantile transaction.	(8) To act as the securities registrar, agent, broker, commission agent, facilitator in the securities trading or to conduct any other duty in the trading of shares, debentures, bonds, treasury bills, or any types of securities or for any other businesses pertinent to monetary, investment, or commercial transaction or otherwise.	- To cover the securities business.
(9) To negotiate or pay in advance coupons or interest on public loans or securities.	(9) same	
(10) To contract for public or private loans, and to negotiate and issue the same.	(10) same	
(10 bis.) To guarantee, to give aval or undertake the liabilities, responsibilities of other persons.	(10 bis.) same	
(11) To act as executors of wills made by customers and others.	(11) same	
(12) To act as agent for any government, and for public or private bodies and persons.	(12) same	
(13) To promote, effect, guarantee, underwrite, participate in, and carry out any issue, public or private, of state, municipal, or other loans or of shares, stocks, debentures or debenture stocks of any company, cooperation or association and to lend for the purposes of any such issue.	(13) To promote, effect, guarantee, underwrite, participate in, and carry out any issue, public or private, of state, municipal, or other loans or of shares, ~~stocks~~, debentures ~~or debenture stocks~~ of any company, cooperation or association and to lend for the purposes of any such issue.	- To adjust for proper wordings.
(14) To acquire and own movable and fixed assets, rights, benefits, and/or any other assets whose ownership may be legally acquired under local laws.	(14) To acquire and own movable and ~~fixed~~ immovable assets, rights, benefits, and things whose ownership or right may be legally acquired under local laws, and to purchases, procure, receive, ~~lease~~ take on lease, hire-purchase, or acquire ownership or right of possession, or to improve, use or otherwise acquire for any other purpose, including to sell, dispose of, assign or transfer any assets, or rights and duties of all kinds for any other	- To cover the asset management business.

Former	New	Reasons
	benefit of the Company or its employees.	
(15) To carry on business in cooperation with a partnership or company, or become a shareholder in any partnership or company, whose objective is wholly or partially similar to the company's objectives.	(15) To carry on business in cooperation with, or jointly invest with, or become a limited liability partner in a limited partnership, or a shareholder in any limited companies, public limited companies, funds, or agencies in either the public or private sector within the country and abroad, as well as to become a business alliance, or to participate in business contracts with any juristic persons within the scope of the Company's objectives.	- To cover the investment in other companies engaging in financial and other supporting businesses, including in business allies.
(16) To amalgamate with any bank of similar or concurrent objects.	(16) same	
(17) To appoint agents and to open branches in any place and for any business as the company deems expedient to its purposes, and to revoke or dissolve such appointments or establishments at the company's discretion.	(17) To appoint agents and to open branches in any place and for any business as the Company shall deem expedient and to revoke or dissolve such appointment or establishment at the Company's discretion, or to represent other commercial banks for the conduct of commercial banking business.	- To cover business with correspondent banks, both local and foreign
(18) To borrow money or other properties with or without interest or security.	(18) same	
(19) To sell, pledge, mortgage, rent, or dispose by any other means, properties which belong to the company, or on any asset where such powers have been vested in the company.	(19) To sell, exchange, transfer, pledge, mortgage, let, let out on leasing of, let out on hire-purchase of, permit for use of, dispose of by any other means, or otherwise utilize any assets, or rights ~~and~~ or duties which belong to the Company or any other persons, ~~or on any asset where such powers have been vested in~~ which become under the power of the Company or any other persons, including the pledge, mortgage or securitization of or creation of any obligation over the said assets, rights or duties as collateral for debts, or for any other benefits for the business operation of the Company in all respects.	• To cover hire-purchase, leasing, and securitization businesses.
(20) To increase or reduce company's capital from time to time as it deems necessary or expedient.	(20) same	
(21) To file a law suit, defend, appear as a party, compromise, or taking whatsoever action in courts or in	(21) same	

Former	New	Reasons
judiciary or quasi-judiciary organization and to refer any disputes to arbitration.		
(22) To undertake business as non-life and life insurance broker.	(22) same	
(23) To carry on any other business in relation to or in connection with commercial banking business or any business traditionally regarded as commercial banking practice, such as acceptance of bills, issuance of letters of credit, or any other business of a similar nature, if permission is obtained from the Bank of Thailand, or any obligation is undertaken pursuant to the Commercial Banking Act or any other laws.	(23) To issue securities in the types of shares, debentures, unit trusts, warrants to purchase any type of securities, bills, securities, or other forms and kinds of instruments as permitted, prescribed, or to be prescribed by the laws governing public limited companies, securities and exchange, or any other laws, for the purpose of offering for sale to the shareholders, the general public or any persons, at the price equivalent to the prescribed value, or at the price lower or higher than the prescribed value.	- To move the original Clause (23) to Clause (26) - To add new Clause to cover funding management.
(24) Also, in general, to do or cause to be done such acts and other things as are incidental or conducive to the attainment of the above mentioned objectives, directly or indirectly.	(24) To sell or transfer liabilities of customers or debtors to any persons, juristic persons, Thai Asset Management Corporation , asset management corporations, financial institutions, funds, government agencies, including to purchase, or participate in auctions, or accept any transfer of liabilities from juristic persons, Thai Asset Management Corporation, any asset management corporations, financial institutions, funds, government agencies, as well as to transfer or acquire any right of claims in arising out of any sales of goods and services or factoring business, and to collect money from other parties, and to provide services of management of debt collection.	- To move the original Clause (24) to Clause (27) - To add new Clause in connection with debt restructuring and asset management.
(25) None	(25) To engage in businesses pertinent to issuance of credit cards, debit cards and other cards, including the cooperation with both public and private agencies or any juristic persons in issuing said cards to customers of the Company.	- To cover card business.
(26) None	(26) To carry on any other business in relation to, or in connection with, commercial banking business, or any business traditionally regarded as commercial banking practice, or that a commercial bank may conduct, or should conduct, or permitted, approved or granted to conduct from	- To move from the original Clause (23) to Clause (26) and to amend it to cover other businesses not specified, or any business permitted or to be permitted by the Bank of Thailand or other laws.

Former	New	Reasons
	the Bank of Thailand and/or relevant government agencies, or that may lead to the accomplishment of all or any of said objectives, including other business to be permitted by laws.	
(27) None	(27) Also, in general, to do or cause to be done such acts and other things as are incidental or conducive to the attainment of the above mentioned objectives, directly or indirectly.	- To move from the original Clause (24) to Clause (27), with content remaining the same.